VANC Pharmaceuticals Grants Options

Vancouver, B.C. – December 8th, 2017 – VANC Pharmaceuticals Inc. (TSXV: VANC / OTCQB: NUVPF) (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets and point-of-care technologies announces today the granting of stock options under its Stock Option Plan to purchase an aggregate of 1,395,000 common shares of the Company at an exercise price of $0.28 per share for a five year term. The stock options were granted to directors, officers, consultants and employees of the Company and are subject to any necessary regulatory approvals.  The stock options may be subject to vesting conditions at the discretion of the board.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to that the parties will satisfy or waive all conditions required to complete the transactions under the SPA, including receipt of all required regulatory and court approvals. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management.  Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all required regulatory, court and board approvals, our ability to negotiate and execute definitive documentation and to fulfill any conditions precedent contained therein, and such other matters described in our public filings available on SEDAR at www.sedar.com. Although VANC has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.